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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------
                       TRANSITIONAL HOSPITALS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   893719104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JILL L. FORCE
                        SENIOR VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                                  VENCOR, INC.
                             3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-4000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                   Copies to:
                            JOSEPH B. FRUMKIN, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE
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
             TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
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
                  $684,962,080                                          $136,992.42
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

 * For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 38,829,000 shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company") (the "Common Stock"), issued and outstanding as of March 31, 1997, according to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997 and (ii) 3,981,130 shares of Common stock subject to issuance pursuant to option to purchase shares of Common Stock granted pursuant to the Company's stock option plans and employee related agreements as of March 31, 1997, according to the Agreement and Plan of Merger, dated as of May 2, 1997 among Select Medical Corporation, SM Acquisition Co., and Transitional Hospitals Corporation.

** 1/50 of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not
  applicable.                          Filing Party: Not
                                       applicable.
Form or Registration:    Not
  applicable.                          Date Filed:   Not
                                       applicable.

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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Transitional Hospitals Corporation, a Nevada corporation (the "Company"), and the address of its principal executive offices is 5110 West Sahara Avenue, Las Vegas, Nevada 89102.

     (b) The class of securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase ("Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Vencor, Inc., a Delaware corporation ("Offeror"), of LV Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Offeror, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I hereto and incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser, Offeror, and, to the best of Offeror's knowledge, none of the directors or executive officers of the Purchaser or Offeror has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introductory Section and Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Sections 9 and 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introductory Section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Sections 7 and 15 of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in the Introduction and Section 15 is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1) Offer to Purchase, dated May 7, 1997.

      (a)(2) Letter of Transmittal with respect to the Shares.

      (a)(3) Form of letter to brokers, dealers, commercial banks, trust companies and nominees.

      (a)(4) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

      (a)(5) Form of newspaper advertisement, dated May 7, 1997.

      (a)(6) Notice of Guaranteed Delivery.

      (a)(7) IRS Guidelines to Substitute Form W-9.

      (b)   Not applicable.

      (c)(1) Confidentiality Agreement, dated as of October 28, 1996, between the Company and the Offeror.

      (d)   Not applicable.

      (e)   Not applicable.

      (f)   Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1997

                                          VENCOR, INC.

                                          By: /s/ JAMES H. GILLENWATER, JR.

                                          --------------------------------------
                                          Name: James H. Gillenwater, Jr.
                                          Title: Senior Vice President

                                          LV ACQUISITION CORP.

                                          By: /s/ JAMES H. GILLENWATER, JR.

                                          --------------------------------------
                                          Name: James H. Gillenwater, Jr.
                                          Title: Vice President

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
 NUMBER                                  DESCRIPTION                                      PAGE
--------  --------------------------------------------------------------------------  ------------
 (a)(1)   Offer to Purchase, dated May 7, 1997. ....................................
 (a)(2)   Letter of Transmittal with respect to the Shares. ........................
 (a)(3)   Form of letter to brokers, dealers, commercial banks, trust companies and nominees. ................................................................
 (a)(4)   Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients. .................................
 (a)(5)   Form of newspaper advertisement, dated May 7, 1997. ......................
 (a)(6)   Notice of Guaranteed Delivery. ...........................................
 (a)(7)   IRS Guidelines to Substitute Form W-9. ...................................
 (b)      Not applicable. ..........................................................
 (c)(1)   Confidentiality Agreement, dated as of October 28, 1996, between the
          Company and the Offeror. .................................................
 (d)      Not applicable. ..........................................................
 (e)      Not applicable. ..........................................................
 (f)      Not applicable. ..........................................................